PRIME DEALER SERVICES CORP.
(SEC I.D. No. 8-47025)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Prime Dealer Services Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Prime Dealer Services Corp. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 1997.

Assets

Cash	$	52,688
Securities borrowed		230,406
Securities received as collateral, at fair value		21,950,829
Rebates receivable and other assets		19,034
Total assets	$	22,252,957

Liabilities

Securities loaned	$	230,406
Obligation to return securities received as collateral, at fair value		21,950,829
Payables to affiliates		6,022
Rebates payable and other liabilities		19,043
Total liabilities		22,206,300

Commitments and contingent liabilities (see Note 6)

Stockholder's equity

Common stock ($1 par value,1,000 shares authorized, issued and outstanding)		1
Paid-in capital		24,999
Retained earnings		21,657
Total stockholder's equity		46,657
Total liabilities and stockholder's equity	$	22,252,957

1. Introduction and Basis of Presentation

The Company

Prime Dealer Services Corp. (the "Company") is a wholly owned subsidiary of Morgan Stanley & Co. LLC (the "Parent"), which is an indirect subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, and is primarily engaged in the borrowing and lending of securities to facilitate the financing of the Parent's prime brokerage client transactions.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, compensation, the outcome of legal and tax matters, and other matters that affect the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

- Level 1 - Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy (see Note 4).

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques

Many cash instruments have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Ask prices represent the lowest price that a party is willing to accept for an asset. The Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For offsetting positions

in the same financial instrument, the same price within the bid-ask spread is used to measure both the long and short positions. Where appropriate, valuation adjustments are made to account for various factors such as liquidity risk (bid-ask adjustments), credit quality, model uncertainty and concentration risk. Adjustments for liquidity risk adjust model-derived mid-market levels of Level 2 and Level 3 financial instruments for the bid-mid or mid-ask spread required to properly reflect the exit price of a risk position. Bid-mid and mid-ask spreads are marked to levels observed in trade activity, broker quotes or other external third-party data. Where these spreads are unobservable for the particular position in question, spreads are derived from observable levels of similar positions.

Adjustments for model uncertainty are taken for positions whose underlying models are reliant on significant inputs that are neither directly nor indirectly observable, hence requiring reliance on established theoretical concepts in their derivation. These adjustments are derived by making assessments of the possible degree of variability using statistical approaches and market-based information where possible.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets and financial liabilities on the basis of its net exposure to either market risks or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

See Note 4 for a description of valuation techniques applied to the major categories of financial instruments measured at fair value.

Valuation Process

The Valuation Review Group ("VRG") within the Financial Control Group ("FCG") of the Ultimate Parent and its consolidated subsidiaries is responsible for the Ultimate Parent and its consolidated subsidiaries' fair value valuation policies, processes and procedures. VRG is independent of the business units and reports to the Chief Financial Officer of the Ultimate Parent and its consolidated subsidiaries ("CFO"), who has final authority over the valuation of the Company's financial instruments. VRG implements valuation control processes designed to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models.

Model Review. VRG, in conjunction with the Model Risk Management department, which reports to the Chief Risk Officer of the Ultimate Parent and its consolidated subsidiaries ("CRO"), independently review valuation models' theoretical soundness, the appropriateness of the valuation methodology

and calibration techniques developed by the business units using observable inputs. Where inputs are not observable, VRG reviews the appropriateness of the proposed valuation methodology to determine that it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. As part of the review, VRG develops a methodology to independently verify the fair value generated by the business unit's valuation models. The Company generally subjects valuations and models to a review process initially and on a periodic basis thereafter.

Independent Price Verification. The business units are responsible for determining the fair value of financial instruments using approved valuation models and valuation methodologies. Generally on a monthly basis, VRG independently validates the fair values of financial instruments determined using valuation models by determining the appropriateness of the inputs used by the business units and by testing compliance with the documented valuation methodologies approved in the model review process described above.

The results of this independent price verification and any adjustments made by VRG to the fair value generated by the business units are presented to management, the CFO and the CRO on a regular basis.

VRG uses recently executed transactions, other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors and aggregation services for validating the fair value of financial instruments generated using valuation models. VRG assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price, and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, VRG generates a ranking of the observable market data designed to ensure that the highest-ranked market data source is used to validate the business unit's fair value of financial instruments.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, see Note 4.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets

and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and results of recent operations. When performing the assessment the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are settled periodically with the Ultimate Parent.

Uncertain tax positions are recorded on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Cash

The company maintains all its cash balances at a major financial institution. Accounts at the financial institution are partially insured by the Federal Deposit Insurance Corporation.

Securities Borrowed and Securities Loaned

Securities borrowed and Securities loaned are treated as collateralized financings and are recorded at the amount of cash collateral advanced or received. See Note 5 for further information on collateralized transactions.

3. Related Party Transactions

Receivables from and payables to affiliates consist of affiliate transactions that occur in the normal course of business. Payables to affiliates are unsecured, bear interest at rates established by the treasury function of the Ultimate Parent and are intended to approximate the market rate of interest that the Ultimate Parent incurs in funding its business as it is periodically reassessed and are payable on demand.

The Company has the following balances as of December 31, 2017:

Assets and receivables from affiliated companies are comprised of	
Securities borrowed	$ 230,406
Rebates receivable[1]	(275)

Payables to affiliated companies are comprised of	
Payable to affiliates	$ 6,022
Rebates payable	19,281

[1] Includes fees paid on Securities borrowed.

4. Fair Value Disclosures

Fair Value Measurements

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities received as collateral and Obligation to return securities received as collateral are generally valued based on quoted prices in active markets and are categorized in Level 1 of the fair value hierarchy. A portion of the securities received as collateral and obligation to return securities received as collateral are valued using pricing models. These are categorized in Level 2 of the fair value hierarchy unless the significant inputs are unobservable, in which case they are categorized in Level 3 of the fair value hierarchy.

The following fair value hierarchy table presents information about the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2017. See Note 2 for a discussion of the Company's policies regarding the fair value hierarchy.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

	Level 1	Level 2	Level 3	At December 31, 2017
Assets				
Securities received as collateral	$ 21,934,519	$ 13,900	$ 2,410	$ 21,950,829
Liabilities				
Obligation to return securities received as collateral	$ 21,934,519	$ 13,900	$ 2,410	$ 21,950,829

There have been no material transfers between levels of the fair value hierarchy during 2017.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the statement of financial condition.

The carrying value of Cash and cash equivalents and other short-term financial instruments such as Securities borrowed, Securities loaned and certain payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity.

Financial Instruments Not Measured at Fair Value

	At December 31, 2017		Fair Value by Level:		
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets[1]					
Cash	$ 52,688	$ 52,688	$ 52,688	$ -	$ -
Securities borrowed	230,406	230,406	-	230,406	-
Rebates receivable	19,006	19,006	-	19,006	-
Financial liabilities[1]					
Securities loaned	$ 230,406	$ 230,406	$ -	$ 230,406	$ -
Payables to affiliates	6,022	6,022	-	6,022	-
Rebates payable	19,006	19,006	-	19,006	-

[1]   Certain other assets and other liabilities, where carrying value approximates fair value, have been excluded.

5. Collateralized Transactions

The Company enters into securities borrowed and securities loaned transactions to accommodate counterparties' needs.

The Company manages credit exposure arising from such transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

The Company's policy is generally to take possession of securities borrowed in connection with securities borrowed transactions and to receive cash and securities delivered under securities loaned transactions (with rights of rehypothecation). In certain cases, the Company may be permitted to post collateral to a third-party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default.

The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral as provided under the applicable agreement to ensure such transactions are adequately collateralized or the return of excess collateral.

The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. Increases in collateral margin calls on secured financing due to market value declines may be mitigated by increases in collateral margin calls on securities borrowed transactions with similar quality collateral. Additionally, the Company may request lower quality collateral pledged be replaced with higher quality collateral through collateral substitution rights in the underlying agreements.

The Company actively manages its secured financing in a manner that reduces the potential refinancing risk of secured financing for less liquid assets. The Company considers the quality of collateral when negotiating collateral eligibility with counterparties, as defined by its fundability criteria. The Company utilizes shorter-term secured financing for highly liquid assets for which funding may be at risk in the event of a market disruption.

Offsetting of Certain Collateralized Transactions

	At December 31, 2017				
	Gross Amounts[1]	Amounts Offset	Net Amounts Presented	Amounts not Offset[2]	Net Amounts
Assets					
Securities borrowed	$ 230,406	$ -	$ 230,406	$ (230,302)	$ 104
Liabilities					
Securities loaned	$ 230,406	$ -	$ 230,406	$ (230,302)	$ 104

[1]   Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreements in place.

[2]   Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other criteria are not met in accordance with applicable offsetting accounting guidance.

Maturities and Collateral Pledged

Gross Secured Financing Balances by Remaining Contractual Maturity

	At December 31, 2017				
	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 Days	30-90 Days	Over 90 Days	Total
Securities loaned	$ 230,406	$ -	$ -	$ -	$ 230,406
Gross amount of secured financing included in the offsetting disclosure	230,406	-	-	-	230,406
Obligation to return securities received as collateral	21,950,829	-	-	-	21,950,829
Total	$ 22,181,235	$ -	$ -	$ -	$ 22,181,235

	At December 31, 2017
Securities loaned	
Corporate equities	$ 230,406
Total securities loaned	$ 230,406
Obligation to return securities received as collateral	
Corporate equities	$ 21,950,829
Total obligation to return securities received as collateral	$ 21,950,829
Total	$ 22,181,235

Collateral Received

The Company receives collateral in the form of securities in connection with securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to enter into securities lending transactions. The Company also receives securities as collateral in connection with certain securities-for-securities transactions. In instances where the Company is the lender and permitted to sell or repledge these securities, it reports the fair value of the collateral received and the related obligation to return the collateral in the statement of financial condition. Securities-for-securities transactions where the firm is the borrower are not included in the consolidated statement of financial condition. At December 31, 2017, the total fair value of financial instruments received as collateral where the Company is permitted to sell or repledge the securities was $22,225,218 all of which had been repledged.

6. Contingencies

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions arising in connection with its activities as a securities borrowing and lending financial services institution. Certain of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Where available information indicates that it is probable a liability had been incurred at the date of the statement of financial condition and the Company can reasonably estimate

the amount of that loss, the Company accrues the estimated loss. There are no legal reserves in the statement of financial condition at December 31, 2017.

7. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Ultimate Parent and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given the Company's specific capital and regulatory requirements. For the Risk Management discussion which follows, the term "Company" includes the Ultimate Parent and its subsidiaries.

Risk is an inherent part of the Company's business and activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions. The Company's ability to properly and effectively identify, measure, monitor, advise, challenge and control each of the various types of risk involved in its activities is critical to its soundness and profitability.

The cornerstone of the Company's risk management philosophy is the execution of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. Five key principles underlie this philosophy: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires that the Company maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company primarily incurs credit risk exposure to institutions and individuals. This risk may arise from a variety of business activities, including, but not limited to, providing funding that is secured by physical or financial collateral whose value may at times be insufficient to cover the loan repayment amount; and posting margin and/or collateral to counterparties.

The Company has structured its credit risk management framework to reflect that its businesses generate unique credit risks, and establishes practices to evaluate, monitor and control credit risk exposure both within and across its business activities. The Company is responsible for ensuring transparency of material credit risks, ensuring compliance with

established limits, approving material extensions of credit, and escalating risk concentrations to appropriate senior management. The Company's credit risk exposure is managed by credit professionals and risk committees that monitor risk exposures, including credit sensitive, higher risk transactions.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis in accordance with the Tax Sharing Agreement with the Ultimate Parent. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement with the Ultimate Parent, substantially all current and deferred taxes (federal, combined and unitary state) are settled periodically with the Ultimate Parent.

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") significantly revised U.S. corporate income tax law by, among other things, reducing the corporate income tax rate to 21%. There was no material impact recorded in the financial statement.

Unrecognized Tax Benefits

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has significant business operations. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the guidance on accounting for unrecognized tax benefits and incorporated into the amounts settled periodically with the Ultimate Parent under the Tax Sharing Agreement. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

As of December 31, 2017 the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

Tax Authority Examinations

The Company, through its inclusion in the return of the Ultimate Parent, is under continuous examination by the Internal Revenue Service (the "IRS") and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company is currently at various levels of field examination with respect to audits by the IRS, as well as New York State and New York City, for tax years 2009–2012 and 2007–2014, respectively. During 2017, the Company agreed to proposed adjustments associated with the expected closure of the field audits for the tax years 2006–2008.

The Company believes that the resolution of the above tax matters will not have a material effect on the statement of financial condition, although a resolution could have a material impact in the statement of financial condition and effective tax rate for any period in which such resolution occurs.

In 2017, the Ultimate Parent reached an agreement with the IRS on resolution of claims filed with the IRS to contest certain items associated with tax years 1999-2005, which did not have a material impact on the statement of financial condition.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	1999
New York State and City	2007

9. Regulatory Capital and Other Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC and Financial Industry Regulatory Authority. Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, of not less than 2% of aggregate debit items arising from counterparty transactions or $250, whichever is greater. At December 31, 2017, the Company's Net Capital was $46,630, which exceeded the minimum requirement by $46,380.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

10. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the statement of financial condition through the date of this report and the Company has not identified any recordable or disclosable events, not otherwise reported in the statement of financial condition or the notes thereto.

*****